Exhibit 2

SCULLY ROYALTY LTD.

Dear Scully Royalty Ltd. Shareholder,

MILFAM LLC (together with its affiliates, “MILFAM”, “we” or “our”) has been a meaningful shareholder of Scully Royalty Ltd., an exempted company incorporated under the laws of the Cayman Islands (“SRL” or the “Company”) for over 12 years and currently beneficially owns 1,985,952 shares, or approximately 13.0% of the outstanding common shares.

We believe that prompt changes in SRL’s leadership and strategy are necessary for the Company to achieve its full potential and produce enhanced value for all stakeholders. For many years, SRL’s shares and operating results have delivered negative performance in both absolute and relative terms, without any material change of strategy by current management and the board of directors.

We are proposing a slate of director candidates (the “MILFAM Nominees”) with significant experience in areas such as corporate governance, corporate restructuring, capital markets, and the metals and mining sectors be appointed to the Board of Directors of the Company at the annual general meeting of the Company to be held on Saturday, December 27, 2025. As explained in our proxy statement, we believe the MILFAM Nominees, if elected, would restore shareholder confidence by initiating a review of the Company’s strategy, operations, and balance sheet with an emphasis on maximizing return of capital to shareholders, improving transparency and accountability to shareholders, and minimizing related party transactions.

We urge you to sign, date and return the enclosed gold proxy card or gold voting instruction form today to vote “FOR” the election of each of the MILFAM Nominees and “AGAINST” the re-election of each of the current directors of the Company. If you have any questions or require any assistance with your vote, please contact Sodali & Co, our proxy solicitor, at its address and toll-free number listed below.

Thank you for your support.

MILFAM LLC

SCULLY ROYALTY LTD.

PROXY STATEMENT

December 8, 2025

This proxy statement is being furnished to holders (“Shareholders”) of common shares, US$0.001 par value per share (“Common Shares”), of Scully Royalty Ltd. (the “Company” or “SRL”) in connection with the solicitation of proxies by MILFAM LLC and its affiliates (collectively, “MILFAM”) for use at the annual general meeting to be held at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China on Saturday, December 27, 2025 at 8:00 a.m. (Hong Kong time) and any adjournment(s) or postponement(s) thereof (the “Meeting”), for the purposes set forth in this proxy statement.

The information contained herein is given as of December 8, 2025, except as otherwise stated. Unless otherwise indicated, all references in this document to “$” and “dollars” are to Canadian dollars and all references to “US$” are to United States dollars.

References herein to “we”, “us”, “our”, are to MILFAM and references herein to the “Company” or “SRL” are to the Company and its consolidated subsidiaries.

THIS SOLICITATION IS BEING MADE BY MILFAM AND NOT ON BEHALF OF THE COMPANY OR THE COMPANY’S BOARD OF DIRECTORS.

MILFAM has been a shareholder of the Company for over 20 years. Currently, we beneficially own 1,985,952 Common Shares, representing approximately 13.0% of all outstanding Common Shares of the Company. MILFAM is a single-family office managing the collective assets of the descendants of Lloyd I. Miller Jr.

We are soliciting proxies to elect each of Jerrod Freund, Mark Holliday, Alan Howe, Nimesh Patel, and Skyler Wichers (each, a “MILFAM Nominee,” collectively, “MILFAM Nominees”) to the board of directors of the Company (the “Board”), and to vote against the re-election of each of Michael J. Smith, Samuel Morrow, Jochen Dümler, Silke S. Stenger and Dr. Shuming Zhao (collectively, the “Existing Directors”) to the Board and each applicable committee thereof.

MILFAM has complied with the requirements of Article 20 of the Company’s Articles of Association (the “Articles of Association”) by providing timely written notice to the Company’s president in accordance with Article 20.2 of the Articles of Association. This notice, which was provided within the prescribed timeframe for an annual general meeting, included all information required by Article 20.3 of the Articles of Association, pertaining to each of the MILFAM Nominees and to MILFAM as the Nominating Shareholder (as that term is defined in the Articles of Association).

We are soliciting your vote because we believe that the Existing Directors do not represent the best interests of the Company or the Company’s Shareholders and have not been acting in the best interests of the Company during their tenure. Specifically, the Existing Directors have overseen significant and sustained shareholder value destruction over a long period of time and have done little to promote transparency. As such, we believe that the Company needs a Board with a slate of new directors who have relevant industry and leadership experience and who are committed to maximizing shareholder value.

We believe the MILFAM Nominees would create a well-balanced, highly qualified, independent, and diverse Board with extensive industry knowledge, experience, and insights beneficial to the Company, and that they would fairly represent the interests of all Shareholders of the Company. We also believe that the MILFAM Nominees, if elected, would work expeditiously towards promoting transparency and increasing shareholder value.

Your vote is important to achieve the goals mentioned above and further elaborated below. Accordingly, if the Common Shares of the Company are held in your own name, you are urged to sign and return the accompanying gold proxy card or vote online or by telephone by following the instruction on the enclosed gold proxy card, whether or not you plan to attend the Meeting.

If you hold the Common Shares of the Company in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your Common Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee on how to vote the shares by completing, signing, dating and returning each gold voting instruction form you receive, or by voting online or by telephone as described on your gold voting instruction form.

Sodali & Co (“Sodali”) is assisting us with our effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your Common Shares, please contact:

Sodali & Co

430 Park Avenue, 14th Floor

New York, NY 10022

Call Toll-Free in North America: (800) 662-5200

Outside of North America Call Collect: (203) 658-9400

Email: MILFAM@info.sodali.com

PLEASE DO NOT RETURN ANY PROXY CARD FROM THE COMPANY OR AUTHORIZE THE COMPANY’S PROXY TO VOTE YOUR COMMON SHARES AT THE MEETING, EVEN AS A PROTEST. IF YOU HAVE ALREADY DONE SO, YOU CAN STILL CHANGE YOUR VOTE BY SUBMITTING THE ENCLOSED GOLD PROXY CARD. ONLY THE MOST RECENTLY DATED PROXY CARD WILL BE COUNTED.

BACKGROUND TO THIS SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation. All dates and times are United States Eastern Time.

●	MILFAM beneficially acquired the Company’s Common Shares through public market purchases.

●	On December 15, 2017, Michael J. Smith, Jochen Dümler, Silke S. Stenger and Dr. Shuming Zhao were elected to the Board and have served as members of the Board ever since. Mr. Smith previously served as President and Chief Executive Officer of the Company from June 2017 to May 1, 2021.

●	In May of 2021, Samuel Morrow was appointed to the Board and has served as a member of the Board ever since. Mr. Morrow has served as the Chief Financial Officer of the Company since 2017, and the President and Chief Executive Officer of the Company since May 2021.

●	On December 11, 2023, MILFAM nominated four (4) individuals to the board of directors of the Company. In conjunction with those nominations, MILFAM filed an amendment to its Schedule 13D disclosing that it made such nominations but had not yet come to any conclusions about its objectives for the Company, the board of directors or management of the Company, or otherwise with respect to its involvement with the Company. The Existing Directors were subsequently re-elected at the Company’s annual meeting of shareholders held on December 29, 2023.

●	The Existing Directors were re-elected at the Company’s annual meeting of shareholders held on December 27, 2024.

●	On November 25, 2025, MILFAM nominated Jerrod Freund, Mark Holliday, Alan Howe, Nimesh Patel, and Skyler Wichers to the board of directors of the Company.

REASONS FOR THE SOLICITATION

MILFAM is a single-family office managing the collective assets of the descendants of Lloyd I. Miller Jr. As the Company’s second largest shareholder, we firmly believe that the case for changes in leadership and strategy at the Company is both clear and urgent. As discussed in more detail below, the Company suffers from ineffective governance, poor financial performance, and lacking shareholder returns. If elected, in connection with a complete overhaul of the Company’s Board, we anticipate that the MILFAM Nominees will conduct an evaluation of the Company’s management and strategy, with an emphasis on:

●	Driving execution on the Company’s own stated objectives of maximizing earnings and dividends from its iron ore royalty interest, rationalizing non-core assets, and reducing the discount between the stock price and book value per share;

●	Performing a strategic review of the Merchant Banking segment in addition to the Company’s previously identified underperforming or non-core assets;

●	Improving alignment of incentives between the Board and shareholders, including but not limited to independent managerial oversight on strategic execution and increased transparency through regular earnings calls and shareholder-accessible annual meetings.

As longstanding and long-suffering shareholders, we believe such an overhaul of the Company’s Board is the only way to avoid indefinite underperformance in the future as substantial value creation in the Company’s Royalty segment continues to be diverted to underperforming “Merchant Banking” investments and siphoned off in executive compensation and related party transactions.

We are therefore soliciting your support to elect the MILFAM Nominees at the Meeting, who we believe will bring the expertise and independence required to help drive improved performance and accountability at the Company.

Under the Existing Board, Scully Royalty Ltd. has Significantly Underperformed its Peer Group

The existing board of directors (the “Existing Board”) consists of members with tenures ranging from approximately 10 years to nearly 40 years. Over at least the last 10 years, the Existing Board has overseen a substantial degree of shareholder value destruction and should be held accountable.

Despite its valuable royalty interest in the Scully Mine, which resumed operations in July 2019 and delivered a windfall opportunity for the Company and its shareholders, the Company’s Total Shareholder Return (“TSR”) has severely underperformed both on an absolute and relative basis. Over the last one-, three-, five-, and ten-year period, the Company has delivered its shareholders -23%, -13%, 67%, and -43%, respectively1. A shareholder who purchased a share in the capital of the Company’s stock on September 30, 2015 and held it through September 30, 2025 would have realized -4% IRR.

The abysmal performance in the Company’s shares is even more stark when contrasted with management’s own highlighted peer group. Compared with the average returns for Deterra Royalties, Labrador Iron Ore Royalty Corp, and Mesabi Trust, the Company’s shares have underperformed the peer group average by 42%, 61%, 14% and 541% over a one-, three-, five-, and ten-year2 period, respectively.

Total Shareholder Return	10 years	5 years	3 years	1 year

Peer group	498%	81%	48%	20%
Scully Royalty Ltd	(43%)	67%	(13%)	(23%)
Outperformance/(Underperformance)	(541%)	(14%)	(61%)	(42%)

Source: Bloomberg. As of September 30, 2025. Peer group defined as the simple average FX-adjusted TSR across Deterra Resources (DRR.AX), Labrador Iron Ore Royalty Corp (LIF.TO), and Mesabi Trust (MSB).

Labrador Iron Royalty Corp, arguably the Company’s closest comparison with a royalty asset in an iron ore mining operation just eight kilometers away from the Scully Mine, has delivered a ten-year TSR of 422%, compared to -43% for the Company’s shareholders.

Source: Bloomberg. As of September 30, 2025. Total returns are FX adjusted.

The Company’s performance has lagged even on management’s own preferred metrics. Book value of equity declined from C$52.473 per share in 2014 to C$20.39 per share at the end of 2024, a decline in excess of 60% over the period. And total capital returned to shareholders in the last ten years, between share4 and cash dividends, totaled C$38.9 million, or C$2.63 per share.

[1]	Through September 30, 2025. Source: Bloomberg
[2]	10-year TSR comparison excludes Deterra as the company was only established in 2020
[3]	Using share count as of year end 2014, adjusted for 2017 share splits, 2019 share splits, and 2021 stock dividends
[4]	Based on share prices as of September 30, 2025

The Company’s Performance Has Suffered from Continued Strategic Missteps Despite Valuable Core Assets

We believe the Company’s share performance can be easily explained by its long history of poor cost controls and capital allocation policy. Despite the restart of the iron ore mine in July 2019, which brought over C$160 million in royalty payments, the Company managed to generate cumulative pre-tax losses of over C$20 million. Weak earnings power has weighed on the Company’s ability to return capital to shareholders: for every dollar of royalty revenue, the Company has paid out/declared 16 cents in cash dividends, significantly below that of its peers. Over the last six years, roughly the same period of the Scully Mine restart, DRR, LIF, and MSB have distributed roughly ~55%, ~106%, and ~67%5 of their revenues to their shareholders, respectively.

The Board’s lack of oversight regarding the Company’s operations and capital investments are also apparent in its long history of credit losses and asset impairments tied to their non-core operations, namely their merchant banking operations under their Merkanti subsidiary. Over the last ten years, the Company has incurred nearly C$140 million in credit losses, net of recoveries, with limited clarification to shareholders on the nature of such losses. Additionally, the Company has recognized nearly C$80 million in cumulative impairments (net of reversals) over the last ten years.

Shareholders continue to incur costs for the Company’s ongoing operating missteps. In 2019, the Company first reported that certain of its subsidiaries were named defendants in a legal action related to an alleged guarantee of the former parent of the group. At the time of first disclosure the quantum of the legal claim was estimated at €43 million; that figure has since ballooned to €81 million, plus interest and costs, as of December 31, 2024.

Despite this poor record, the Company has made no effort to divest away from or wind down its underperforming merchant banking business. In the last three years, Merkanti has delivered shareholders an average ROE of just 2.7%6.

Instead of Holding Management Accountable, the Existing Board has Pursued a Strategy of Entrenchment and Self-Enrichment

The Existing Board members currently have de minimis personal stakes in the fortunes of the Company given their limited degree of share ownership. As of the latest reporting, Chairman Michael Smith holds less than $1 million worth of shares in the Company, while CEO, CFO, and director Samuel Morrow holds just under $60 thousand7. The other Existing Board members, who have been directors of the Company since as early as 2003, hold de minimis shares despite their long tenure. Board compensation is misaligned: Michael Smith and Samuel Morrow earned C$1.0 million and C$1.1 million respectively in 2024, which notably does not have any equity component, while non-executive directors earned a combined C$0.4 million cash in the same period. The trajectory of director compensation stands in sharp contrast with the Company’s long-term performance: even as the Company saw its annual revenues fall by ~97% since 2014, average compensation per non-executive director increased by ~64% over the same period.

Additionally, Existing Directors and management have leveraged the Company’s balance sheet for their own benefit under several related party transactions. As of 2024, the Company incurred roughly C$1.3 million of royalty expenses, and reimbursements of employee benefits and various leases and office expenses to related parties, including the Company’s directors, Chairman, President, Chief Executive Officer and Chief Financial Officer. Furthermore, there is an unexplained C$22.4 million outstanding receivable due the Company by the Company’s Chairman or an entity controlled by him, as of the latest disclosure. Executive compensation also includes over C$0.6M in housing allowances and expense reimbursements.

[5]	Source: Bloomberg and company disclosures
[6]	Per Merkanti Holding p.l.c investor reporting. ROE defined as net income divided by average book value of equity
[7]	Prices as of September 30, 2025. Mr. Morrow additionally has 541,512 stock options held, of which 470,880 options are exercisable at $11.17, currently out of the money

The Existing Directors have done little to engage with or foster open lines of communication with shareholders. Additionally, the Existing Directors have hosted the last several annual meetings around the Christmas and New Years holidays in Hong Kong, effectively limiting Shareholders’ ability to engage with the Board. Furthermore, the Company has not held a single earnings call since November 2015, despite meaningfully material developments in operations not limited to the resumed operations of the Scully Mine.

Existing Board Lacks the Requisite Qualifications and Independence Necessary for Effective Oversight on Shareholders’ Behalf

We believe that the Existing Board is not suited to hold management accountable towards maximizing operational efficiencies and shareholder value creation for the Company’s royalty asset. Notably, two out of five of the Existing Directors are either current or former members of the management team of the Company. As a Board that has worked together closely for years, the Existing Directors have become beholden to each other and to management. Due to the lack of new Board members in several years, with most Existing Directors having served for longer than a decade, the Board has not only not adapted to the new challenges facing public company boards today, but also oversaw a substantial period of share price underperformance. A change in the Board is long overdue.

Crucially, we believe that the Company and its shareholders would benefit from a new slate of directors that can bring both metals and mining expertise and a strong background in corporate governance, which is deficient in the Existing Board. Dr. Shuming Zhao, a director since 2004, is a Nanjing University professor in its school of business, consulting largely for Chinese firms. He additionally serves on the boards of Daqo New Energy, a solar energy company, and JSTI Group, an infrastructure solutions company. Ms. Silke Stenger, a director since 2003, is an independent business coach with self-described experience in the automotive, plant engineering, cement, franchising and consulting industries. Finally, Mr. Jochen Dümler, a director since 2016, has a background in insurance having served several managerial positions at Euler Hermes. We believe that the directors do not have the requisite background or the independence in governance and oversight to effectively oversee the value maximization of the Company’s core royalty asset.

Reasons for Electing the MILFAM Nominees

We believe that the election of the MILFAM Nominees is in the best interests of the Company and its Shareholders.

●	Fair Representation of Interests of All Shareholders: Shareholders deserve a board of directors that has a demonstrated history of stewardship, strong background in corporate governance, and eye towards holding the Company and its management accountable towards achieving its stated objectives of maximizing value for all of its stakeholders. The MILFAM Nominees draw on decades of combined board experience across both public and private companies, and have served in key committee roles including governance and audit committees.

●	Renewed Focus Towards Operational and Capital Efficiency: In addition to the MILFAM Nominees’ experience more broadly in operational efficiency and turnarounds, we believe that the MILFAM Nominees’ are well suited to evaluate the Company’s capital allocation towards non-core segments including the merchant banking business. Jerrod Fruend, one of the nominees, is uniquely qualified in the latter given his experience at Javelin Private Capital Group, the merchant banking arm of Javelin Global Commodities, a global commodities trading firm. Additionally, nominee Mark Holliday has held several compensation committee roles across several boards, which would be of value in the evaluation of the Company’s executive compensation policy.

●	Leveraging Sector Experience to Maximize Value of the Company’s Core Mining Asset: the MILFAM Nominees are uniquely well positioned to drive improved performance in the royalty asset, given their familiarity with the mining operations in the region and years of experience following the metals and mining space. Of note, Jerrod Freund has extensive understanding of royalty monetization at Javelin Private Capital Group, and has also advised on iron ore projects in the Mesabi range, a close comp to the Company’s royalty interest. Nimesh Patel also has deep familiarity with the Scully Mine from his experience at AMCI Group and 21C Group, where he has focused on identifying investments in the natural resources sector among others.

FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain statements and information included, attached to or incorporated by reference, if any, into this proxy statement may contain “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, the “forward-looking statements”), including, but not limited to, statements regarding the Meeting, the solicitation of proxies and voting in respect of the Meeting, MILFAM, the intentions of MILFAM or the MILFAM Nominees, the impact of the MILFAM Nominees, if elected, on the financial condition, operations, business and strategies of the Company and its shareholder value, the composition of the Board and the future plans or prospects of the Company. All statements and information, other than statements of historical fact, included or incorporated by reference into this proxy statement are forward-looking statements, including, without limitation, statements regarding activities, events or developments that MILFAM expects or anticipates may occur in the future. Such statements reflect MILFAM’s current views and intentions with respect to future events and are subject to certain risks, uncertainties and assumptions. Forward-looking statements can usually be identified by the use of forward-looking words such as “will”, “expect”, “intend”, “plan”, “hope”, “anticipate”, “believe” or “continue” or similar words and expressions or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

We caution readers of this proxy statement not to place undue reliance on forward-looking statements and information contained in the proxy statement.

Shareholders are cautioned that all forward-looking statements involve known and unknown risks and uncertainties. We urge you to carefully consider those risks and uncertainties. The forward-looking statements contained in this proxy statement are expressly qualified in their entirety by this cautionary statement. MILFAM does not assume responsibility for the accuracy or completeness of the forward-looking statements. The forward-looking statements included in this proxy statement are made as of the date of this proxy statement and MILFAM undertakes no obligation to publicly update or revise such forward-looking statements to reflect new information, subsequent events or otherwise, except as required by applicable law.

Important Notice Regarding the Availability of Proxy Materials for the Meeting:

REGARDLESS OF WHETHER YOU INTEND TO ATTEND THE MEETING, YOUR PROMPT ACTION IS IMPORTANT. VOTE FOR A NEW SLATE OF HIGHLY QUALIFIED DIRECTORS ON THE ENCLOSED GOLD PROXY CARD TODAY.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW COMMON SHARES YOU OWN.

GENERAL INFORMATION ABOUT THIS PROXY STATEMENT AND VOTING

Resolutions to be Voted For

We are asking you to vote on the gold proxy card at the Meeting as follows:

●	“FOR” the election of each of Jerrod Freund, Mark Holliday, Alan Howe, Nimesh Patel, and Skyler Wichers to serve as directors on the Board until the next annual general meeting of the Company or until their respective successors are duly elected and qualified.

●	“AGAINST” the election of each of Michael J. Smith, Samuel Morrow, Jochen Dümler, Silke S. Stenger and Dr. Shuming Zhao to the Board.

Information on the MILFAM Nominees

We are proposing that Jerrod Freund, Mark Holliday, Alan Howe, Nimesh Patel, and Skyler Wichers be elected as directors of the Company to serve on the Board until the next annual general meeting or until their respective successors are duly elected and qualified.

Set forth below are the biographies of the MILFAM Nominees, including their names, professional and educational backgrounds. The MILFAM Nominees are listed alphabetically by their last name.

Name	Biography
Jerrod Freund

Jerrod Freund is a seasoned chief executive officer, senior investment banker, founder/entrepreneur, senior executive and board member with expertise in corporate finance, corporate development, strategic growth, turnarounds, restructurings, mergers and acquisitions, and start-ups. Mr. Freund founded, and currently serves as the Chief Executive Officer and Managing Director of, Javelin Private Capital Group, LLC, the merchant banking arm of Javelin Global Commodities. Mr. Freund also co-founded Boomerang Water, a sustainable bottling technology start-up that has now been broadly commercialized across the US and Caribbean, and currently serves as Boomerang Water’s Chief Strategy Officer and co-Chief Executive Officer.

From 2016-2021, Mr. Freund served as Managing Director – Head of Americas Metals & Mining for Jefferies. There, Mr. Freund lead America’s team of SVPs, VP’s, associates, and analysts to build a list of 100+ companies in the metals & mining industries and specialized in mergers and acquisitions transactions, capital raising through high yield, leveraged loans, initial public offerings and equity follow-on transactions and structured debt financings and corporate restructurings for global metals and mining companies.

Mr. Freund’s earlier career experience includes working at other investment banks in industrial groups, including serving as the Managing Director-Head of Americas Metals & Mining at Deutsche Bank Securities, LLC, and working as a public accountant at Deloitte & Touche LLP.

Mr. Freund earned a B.A. Finance, B.A. Accounting, and B.A. Economics from LaSalle University, LaSalle School of Business.

Mark Holliday

Mark E. Holliday is President of Goshawk Capital Corp., an investment firm which he founded in January 2009, and was a partner at Camden Asset Management, LP (“Camden”), a fund focused on convertible arbitrage, from 2003 to 2009. Prior to joining Camden, Mr. Holliday was a portfolio manager at Deephaven Capital Management, LLC from 2001 to 2002 and a principal at Heartland Capital Corp. from 1995 to 2000. Mr. Holliday has served as a director and audit committee chairman of FiberTower Corporation, a provider of backhaul transmission services to wireless carriers, since November 2008, and a director and audit committee chairman of WMI Holding Corp., and its subsidiary WM Mortgage Reinsurance Company, since March 2012. Mr. Holliday formerly served as director and audit committee chairman of YRC Worldwide, Inc., a provider of transportation and global logistics services, from May 2010 to July 2011. Mr. Holliday formerly served as a director and audit committee chairman of Movie Gallery, Inc., which was the second largest video rental company in the United States, from May 2008 to November 2010, and served as chairman of the board of directors from February 2010 to November 2010, and as a director of Clear Choice Health Plans from January 2009 to June 2010. Mr. Holliday also previously served as director and audit committee chairman for Assisted Living Concepts, Inc., which operated, owned and leased assisted living residences, from 2002 until its acquisition in 2005, and was chairman of the board and a member of the audit committee for Reptron Electronics, Inc. from 2004 until new equity ownership in 2005. Mr. Holliday also was an audit committee member for Teletrac, Inc. from 1999 to 2001.

Mr. Holliday earned a B.A. in economics from Northwestern University.

Alan Howe

Alan B. Howe has over 30 years of extensive hands-on operational expertise combined with corporate finance, business development and corporate governance experience. Mr. Howe has a broad business background and has been exposed to a wide variety of complex business situations within large corporations, financial institutions, start-ups, small-caps and turnarounds. Mr. Howe served as a director of Spartacus Acquisition Corporation (Nasdaq: TMTS), an entity party to the business combination with NextNav Inc. (Nasdaq: NN) from October 2020 until the closing of such business combination in October 2021. He has served as co-founder and Managing Partner of Broadband Initiatives, LLC, a telecommunications consulting firm, since 2001. Mr. Howe also served as Vice President of Strategic and Wireless Business Development for Covad Communications, Inc. (formerly Nasdaq: COVD), a national broadband telecommunications company, from May 2005 to October 2008, and as Chief Financial Officer and Vice President of Corporate Development for Teletrac, Inc., a mobile data and location solutions provider, from April 1995 to April 2011. Previously, Mr. Howe held various executive management positions for Sprint Corporation (NYSE: S) and Manufacturers Hanover Trust Company.

Mr. Howe is currently a member of the board of directors and serves on the audit committees of Babcock and Wilcox (NYSE: BW) and as a member of the board of directors of the San Diego Rescue Mission.

Previously, Mr. Howe served on the boards of over twenty public companies, including Sonim Technologies Inc. (Nasdaq: SONM), Resonant, Inc. (formerly Nasdaq: RESN), Data I/O Corporation (Nasdaq: DAIO), Determine, Inc. (OTCMKTS: DTRM), Urban Communications, Inc. (formerly TSXV: UBN), MagicJack, Vocaltec Communications Inc. (formerly Nasdaq: Call), WidePoint Corporation (NYSE American: WYY), CafePress Inc. (formerly Nasdaq: PRSS), and Orion Energy Systems, Inc. (Nasdaq: OESX).

Mr. Howe holds a Bachelor of Science in Business Administration and Marketing from the University of Illinois, School of Commerce and a Master of Business Administration in Finance from the Indiana University, Kelley Graduate School of Business.

Nimesh Patel

Nimesh Patel has more than 20 years of private equity and investment experience across a range of sectors. In 2025, he founded the 21C Group, an advisory and investment platform targeting the metals and mining, power, logistics, and energy transition sectors.

Mr. Patel currently serves on the board of directors of Conuma Resources Ltd., a leading metallurgical coal producer based in British Columbia. He is also the sole independent investment committee member of Marunouchi Innovation Partners, a $744 million energy transition fund backed by Mitsubishi Corporation and other prominent Japanese and Korean strategic investors.

From 2008 to 2025, Mr. Patel was with the AMCI Group, a global private investment firm focused on the industrial and natural resources sectors. He most recently served as Managing Director and Co-Head of Investments and was a member of AMCI’s senior management team. During his tenure, AMCI invested approximately $1.3 billion of proprietary capital and $0.5 billion of co-investor capital across more than 30 transactions in the global industrial, transportation, and natural resources sectors.

Mr. Patel has extensive experience investing across the capital structure, including leveraged buyouts, growth equity, secondary purchases, mezzanine and structured capital, and royalties. He also has broad experience executing exit strategies through IPOs, follow-on offerings, block sales, mergers, strategic and asset sales, secondary transactions, and dividend recapitalizations.

Mr. Patel represented AMCI’s equity interests in numerous portfolio companies, including Trigon Terminals Inc., Conuma Resources Ltd., North Central Resources, Robindale Energy, CSF, Sunbury Generation, Carbocoque, and Minera Las Cenizas. He also led the formation of multiple joint ventures with major global industrial corporations such as ITOCHU, Mitsui, and POSCO.

From 2021 to 2023, Mr. Patel served as Chief Executive Officer and Director of AMCI Acquisition Corp II (AMCI II), a special purpose acquisition company (SPAC) focused on decarbonization technologies for heavy industry. In 2023, AMCI II completed its business combination with LanzaTech Global (Nasdaq: LNZA), where Mr. Patel served as a member of the board of directors until 2024.

Earlier in his career, Mr. Patel worked at Great Hill Partners, where he focused on private equity investments in technology-enabled services companies, and at ChrysCapital, where he made private equity investments in technology-enabled services, business process outsourcing, and renewable energy. He began his career in investment banking at Robertson Stephens, working in the software group.

Mr. Patel graduated cum laude from Princeton University with an A.B. in Economics and earned an M.B.A. from the Wharton School of the University of Pennsylvania.

Skyler Wichers

Skyler Wichers has over 15 years of experience managing investments in special situations and distress, including extensive active involvement in corporate restructuring processes. Since 2019 Mr. Wichers has served as an executive and portfolio manager of MILFAM LLC, a single-family office where he manages investments across asset classes and several strategies including special situations and distress.

Prior to joining MILFAM LLC, from 2012 through 2018, Mr. Wichers served as an investment analyst at Broadbill Investment Partners LLC, an investment manager focused on distressed and special situations. From 2009 to 2012, Mr. Wichers was an associate at Trendex Capital Management, a private investment firm focused primarily on financially distressed companies.

Mr. Wichers currently serves on the board of directors of Alimco Financial Corporation, the parent company of Alimco Re Ltd., a Bermuda reinsurance company. He previously served as a director of Spartacus Acquisition Corporation until the close of a business combination with NextNav Inc. (Nasdaq: NN) in 2021.

Mr. Wichers holds a Bachelor of Science in Accounting from the University of Florida.

We have received confirmation that the MILFAM Nominees for whom we seek proxies to vote will be willing to serve as directors if any or all such MILFAM Nominees are elected to the Board.

Record Date, Outstanding Shares, and Voting Rights

As of the close of business on November 24, 2025, the record date for the Meeting (the “Record Date”), the Company had 15,226,351 Common Shares outstanding, $0.001 par value per share, being the class of securities entitled to vote at the Meeting. Each Common Share entitles its holder to one vote.

Appointing or Revoking Proxies

We are asking you to appoint each of Bruce Sun, Anna Petrosian and Skyler Wichers as your proxy holder to vote your Common Shares at the Meeting. In doing so, you may complete, sign, and date the enclosed gold proxy card, and return it in the enclosed self-addressed, prepaid envelope or you may vote online or by telephone (instructions are on your gold proxy card or gold voting instruction form). Giving us your proxy means you authorize the proxy holder to vote your Common Shares at the Meeting, according to the directions you provide.

IF YOU RETURN A VALID GOLD PROXY CARD AND NO SPECIFICATION IS MADE, THE COMMON SHARES WILL BE VOTED (I) “FOR” EACH OF JERROD Freund, MARK Holliday, ALAN Howe, NIMESH Patel, and SKYLER. Wichers AS DIRECTORS; (II) “AGAINST” THE ELECTION OF EACH OF THE EXISTING DIRECTORS; AND (III) IN THE PROXY HOLDER’S DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE OR DURING THE MEETING.

Except as set forth in this proxy statement, we do not know of any other matters to be presented for approval by the Shareholders at the Meeting. Unless you indicate otherwise on the gold proxy card, you also authorize your proxy holder to vote your Common Shares in their discretion on any matters not known by us at the time this proxy statement was printed and that, under the Articles of Association of the Company, may be properly presented for action by the Shareholders before or at the Meeting.

If you hold the Common Shares in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your Common Shares and only upon receipt of your specific instructions. Accordingly, please promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee using the enclosed gold voting instruction form. Please also refer to the gold voting instruction form for information on voting online or by telephone.

If you desire to revoke your proxy, you may do so at any time before it is voted. Written notice of such revocation may be forwarded directly Sodali. Alternatively, you may attend and vote in person at the Meeting, your proxy will be automatically revoked.

Non-Registered Holders

Only holders of Common Shares of record (“Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the Common Shares (an “Intermediary”) (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation) of which an Intermediary is a participant. Colloquially, these Non-Registered Holders are referred to as holding their Common Shares in “street name”.

MILFAM has distributed copies of this proxy statement and the gold proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Accordingly, if the Common Shares of the Company are held in your own name, you are urged to sign and return the accompanying gold proxy card or vote online or by telephone by following the instruction on the enclosed gold proxy card or gold voting instruction form, whether or not you plan to attend the Meeting.

If you hold the Common Shares of the Company in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your Common Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee on how to vote the shares by completing, signing, dating and returning each gold voting instruction form you receive, or by voting online or by telephone as described on your gold voting instruction form.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder and MILFAM has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding such securities on your behalf.

Required Quorum for the Meeting

In order to carry on the business of the Meeting, there must be a quorum. This means holders of record of at least 20% of the Company’s Common Shares entitled to vote on the resolutions to be considered at the meeting, must be represented at the time when the Meeting proceeds to business, either by proxy or in person.

Abstentions and votes withheld submitted via proxy will be counted as present or represented at the Meeting for purposes of determining the presence or absence of a quorum, but will not constitute votes cast at the Meeting and therefore will have no effect on the approval of any proposal to be voted upon.

 Required Votes

Only holders of Common Shares of record at the close of business on the Record Date are entitled to vote at the Meeting. For the purpose of voting at the Meeting, each Common Share is entitled to one vote upon all matters to be acted upon at the Meeting.

With respect to the matters contained in this proxy statement, each proposal in respect of the election of each nominee has to be approved by an ordinary resolution under Cayman Islands law, which is a resolution passed by the affirmative vote of a simple majority of the votes cast by holders of Common Shares. Only Common Shares voted “For” or “Against” will be taken into account in determining the proportion of votes cast for or against each resolution. Abstentions, “withhold” votes, and Common Shares that are not voted will not constitute votes cast and therefore will have no effect on the approval of any proposal, though they may count toward quorum if present or represented.

For each proposal in respect of the election of the MILFAM Nominees, each MILFAM Nominee receiving at least a simple majority of “For” votes from the total votes cast in respect of their election will be elected as a director.

For each proposal in respect of the re-election of an Existing Director, such Existing Director will not be elected if the proposal fails to receive the affirmative vote of a simple majority of the votes cast by holders of Common Shares in respect of such director’s re-election.

Solicitation of Proxies

We will bear the entire expenses in connection with the solicitation of proxies for the Meeting made for and on behalf of us. To the extent legally permissible, if we are successful in our proxy solicitation, we intend to seek reimbursement from the Company of all expenses we incur in connection with the solicitation of proxies for the election of the MILFAM Nominees to the Board at the Meeting. If such reimbursement is approved by the Board, we do not intend to submit the question of such reimbursement to a vote of security holders of the Company.

We have engaged Sodali to assist in soliciting proxies for the Meeting. MILFAM anticipates that certain employees of Sodali may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are Shareholders of the Company for the purpose of assisting in the solicitation of proxies for the Meeting. Approximately 15 employees of Sodali will solicit holders of the Common Shares in connection with the Meeting. MILFAM expects to pay Sodali up to $150,000 for its services in connection with the solicitation of proxies for the Meeting.

PROPOSALS OF THIS PROXY STATEMENT

PROPOSAL 1

ELECTION OF DIRECTORS

Please refer to the detailed biography of the MILFAM Nominees set forth in the section entitled Information of the MILFAM Nominees. We firmly believe that Jerrod Freund, Mark Holliday, Alan Howe, Nimesh Patel, and Skyler Wichers will be integral to the new Board and will make a significant contribution to the goals we aim to achieve as set forth in section entitled Reasons for the Solicitation above.

WE STRONGLY URGE YOU TO VOTE “FOR” AND USE THE GOLD PROXY CARD OR GOLD VOTING INSTRUCTION FORM TO AUTHORIZE A PROXY TO VOTE “FOR” THE ELECTION OF EACH OF Jerrod Freund, Mark Holliday, Alan Howe, Nimesh Patel, and Skyler Wichers AS DIRECTORS OF THE COMPANY.

PROPOSAL 2

VOTE AGAINST THE ELECTION EXISTING DIRECTORS

Please refer to the detailed background information set forth in the section entitled Background to this Solicitation. We firmly believe that voting against the re-election of the Existing Directors will be integral to the Company’s success and will make a significant contribution to the goals we aim to achieve as set forth in section entitled Reasons for the Solicitation above.

WE STRONGLY URGE YOU TO VOTE “AGAINST” AND USE THE GOLD PROXY CARD OR GOLD VOTING INSTRUCTION FORM TO AUTHORIZE A PROXY TO VOTE “AGAINST” THE ELECTION OF EACH OF THE EXISTING DIRECTORS.

PROXY CARD

(Revocable Proxy)

PROXY SOLICITED BY MILFAM LLC FOR USE AT THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SCULLY ROYALTY LTD. TO BE HELD DECEMBER 27, 2025

The undersigned hereby appoints Bruce Sun or, failing him, Anna Petrosian or, failing her, Skyler Wichers as the undersigned’s proxy to attend, speak and vote for the undersigned on the undersigned's behalf at the annual general meeting of the Company (the “Annual Meeting”) to be held on December 27, 2025, 8:00 a.m. (Hong Kong time), and at any adjournments or postponements of the Annual Meeting. This appointment applies to each of said proxies separately (in the priority specified above), allows them to appoint substitutes as needed, and allows them to vote all of the common shares of Scully Royalty Ltd. (the “Company”) that the undersigned is/are entitled to vote at the Annual Meeting and at any adjournments or postponements of the Annual Meeting.

The proxy hereby designated will vote on the proposals described in the proxy statement for the Annual Meeting mailed by MILFAM LLC as specified on this proxy card. If no voting instructions are given, the designated proxy will vote “FOR” the approval of each of the Nominees below noted in proposal 1 below and “AGAINST” the re-election of the existing directors noted in proposal 2 below. The designated proxy is also authorized in his/her discretion to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

MILFAM LLC RECOMMENDS THAT HOLDERS OF COMPANY COMMON SHARES VOTE AS FOLLOWS:

1.	“FOR” the election of each of the following individuals to serve as a member of the board of directors of the Company until the next annual meeting of Company shareholders and thereafter until his or her successor is elected and qualified or there is a decrease in the number of directors.

MILFAM Nominees	FOR	AGAINST	WITHHOLD/ABSTAIN
a) Jerrod Freund	☐	☐	☐
b) Mark Holliday	☐	☐	☐
c) Alan Howe	☐	☐	☐
d) Nimesh Patel	☐	☐	☐
e) Skyler Wichers	☐	☐	☐

2.	“AGAINST” the re-election of the existing members of the board of directors of the Company.

Company Nominees	FOR	AGAINST	WITHHOLD/ABSTAIN
a) Michael J. Smith	☐	☐	☐
b) Samuel Morrow	☐	☐	☐
c) Dr. Shuming Zhao	☐	☐	☐
d) Silke Stenger	☐	☐	☐
e) Jochen Dümler	☐	☐	☐

Please complete, date, and sign this proxy card and promptly return it in the reply envelope provided. Please sign exactly as your name(s) appear(s) on your share certificate. If shares are jointly held, all holders must sign. When signing as an attorney, executor, administrator, officer, trustee, or guardian, or in any other representative capacity, please give your full title.

Dated: ____________________, 2025

Signature	Signature (joint holder)

Print Name	Print Name (joint holder)